Exhibit 12.1
COLONIAL PROPERTIES TRUST
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Share Distributions

	For the three-month period		For the six-month period
	ended June 30,		ended June 30,
(all dollar amounts in thousands)	2005	2004	2005	2004

Earnings:
Pre-tax income before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$(19,880)	$5,918	$(19,531)	$12,370
Amortization of interest capitalized	600	500	1,200	1,000
Interest capitalized	(2,171)	(1,442)	(3,823)	(2,974)
Distributed income of equity investees	1,430	2,836	4,765	3,524
Fixed charges	41,409	22,483	70,981	43,685

Total earnings	$21,388	$30,295	$53,592	$57,605

Fixed Charges:
Interest expense	$36,021	$18,337	$60,899	$34,809
Capitalized interest	2,171	1,442	3,823	2,974
Debt costs amortization	1,404	891	2,634	2,034
Distributions to Series B preferred unitholders	1,813	1,813	3,625	3,868

Total Fixed Charges	$41,409	$22,483	$70,981	$43,685

Distributions to Series A, Series C and Series D preferred shareholders	$6,232	$3,695	$9,927	$7,391

Combined Fixed Charges and Preferred Share Distributions	$47,641	$26,178	$80,908	$51,076

Ratio of Earnings to Fixed Charges	0.5	1.3	0.8	1.3

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions	0.4	1.2	0.7	1.1